EXHIBIT 99.1

Golar Power awarded PPA for 605MW LNG-to-Power Project in Barcarena, Brazil

Golar LNG Limited ("Golar") announces today that Golar Power Limited ("Golar Power"), a (50/50) joint venture with Stonepeak Infrastructure Partners, has been awarded a 25 year power purchase agreement (PPA) for the construction of a 605MW combined cycle thermal power plant at the 2019 A-6 New Energy Auction held on Friday 18th October by the Brazilian National Electric Energy Agency – ANEEL. (“Auction”).

The LNG-to-power Project will be developed by CELBA (Centrais Eletricas Barcarena S/A), a special purpose company 50% controlled by Golar Power. Located in the Brazilian city of Barcarena, State of Pará, the 605MW power plant will utilize imported LNG for the generation of electricity using modern H-Class gas turbines, which will then be distributed to the Brazilian national electricity grid through the existing Vila do Conde Substation located nearby. Total investments for the power project are estimated at $430 million, of which Golar LNG’s share is $107m.  Capex will be funded through debt and equity between 2022 and 2025 with the equity portion expected to come from proceeds of the first wave of small-scale distribution in Golar Power.

The PPA has been awarded with a pool of 9 different power distribution companies and is expected to generate fixed annual revenues of $174 million (BRL 711.7 million) for 25-years starting on January 1st, 2025.  Payments under the PPA are inflation indexed and provide for pass-through of fuel costs to the PPA counterparties.

In connection with the PPA, Golar Power anticipates accelerating investment in a new LNG Terminal at the Port of Vila do Conde, also located in Barcarena. The terminal will be wholly operated by Golar Power and will provide an FSRU for 25 years to supply the Project. The Terminal is expected to commence operations by mid-2021 and is located in a strategic entry point in the North region of Brazil, which will be used as a hub to allow the distribution of LNG and supply of natural gas for electricity generation, commercial and industrial customers, transportation and bunkering well in advance of the power project commencement.  FSRU selection and detailing of the terminal are under way with an anticipated FID in 1H 2020.

Golar Power CEO Eduardo Antonello commented, “We are extremely excited with the Barcarena Project, that’s amongst the most strategic LNG developments across the entire world. For decades this whole region has been starving for cleaner and cheaper energy, right at the centre of one of the most prominent natural resource basins in the globe. The energy hub that will be introduced by Golar Power in the State of Pará has the potential to supply an area larger than Western Europe, with millions of kilometres of river navigation routes. We’ve been working for over 3 years on this endeavour, whilst also mapping the potential LNG applications such as road and river transportation, mining, agriculture, industries as well as large populational areas, and now it has become a reality. Considering the environmental and social benefits, our project has the potential to displace very large volumes of diesel, coal, LPG and heavy fuel oil (HFO) consumption with cheaper LNG, allowing significant reduction of greenhouse gas emissions and creating unique technical and economic development opportunities for the local populations.”

Golar LNG CEO Iain Ross commented “the award of this new project supports our current strategy to transform Golar LNG into a world leading LNG infrastructure player delivering  cheaper and cleaner energy solutions supported by cash flow from long term contracts.”

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements.

These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Golar undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.

As a result, you are cautioned not to rely on any forward-looking statements. Actual results may differ materially from those expressed or implied by such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless required by law.

Hamilton, Bermuda

October 21, 2019

Enquiries:

Golar Management Limited: + 44 207 063 7900

Stuart Buchanan

Eduardo Maranhao